# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ANAPTYSBIO, INC., CIK 0001370053
CUSIP: 032724106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10770 Wateridge Circle, Suite 210, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-129775
Filed by CIK 0001802528

## Reporting persons
- Fairmount Funds Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fairmount Healthcare Fund II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Harwin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tomas Kiselak: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Slovakia (2B); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ANAPTYSBIO, INC.
Address of issuer's principal executive offices: 10770 Wateridge Circle, Suite 210, San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Schedule 13G amends and restates the statements on Schedule 13G originally filed on December 18, 2024.

This joint statement on Schedule 13G (this "Statement") is being filed by Fairmount Funds Management LLC ("Fairmount"), Fairmount Healthcare Fund II L.P. ("Fund II"), Peter Harwin, and Tomas Kiselak. Fairmount, Fund II, Mr. Harwin, and Mr. Kiselak are collectively referred to herein as the "Reporting Persons."

On December 31, 2024, the Reporting Persons' beneficial ownership consisted of 1,816,466 shares of Common Stock representing 6% of the class's shares outstanding. As of the date of this filing, the Reporting Persons' hold no shares of Common Stock. Fairmount serves as investment adviser for Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of the Issuer's Common Stock reported herein. Because Fund II has divested voting and investment power over the reported securities and cannot revoke such delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act.As managing members of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Fairmount. Fairmount, Mr. Harwin, and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that any of Fairmount, Mr. Harwin, or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Address of principal business office or, if none, residence: c/o Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership.Mr. Harwin is a United States citizen. Mr. Kiselak is a Slovak Republic citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 14, 2025

FAIRMOUNT FUNDS MANAGEMENT LLC

By: /s/ Peter Harwin /s/ Tomas Kiselak
Name: Peter Harwin Tomas Kiselak
Title: Managing Member Managing Member

FAIRMOUNT HEALTHCARE FUND II L.P.
By: Fairmount Healthcare Fund II GP LLC

By: /s/ Peter Harwin /s/ Tomas Kiselak
Name: Peter Harwin Tomas Kiselak
Title: Member Member

PETER HARWIN

By: /s/ Peter Harwin

TOMAS KISELAK

By: /s/ Tomas Kiselak

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (02/14/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/14/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Member (02/14/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Member (02/14/2025)
- Peter Harwin: /s/ Peter Harwin, Peter Harwin (02/14/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (02/14/2025)